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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69556

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING ___01/01/18___ AND ENDING ___12/31/18___
                                            MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Olden Lane Securities LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Main Street Suite 202
(No. and Street)

Chatham   NJ   07928
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Macchiarola   (609) 436-9644
                                                                (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

1411 Broadway, 23rd Floor   New York   NY   10018
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).SEC 1410 (3-91)

Olden Lane Securities LLC

(A wholly owned subsidiary of Olden Lane LLC)
Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934
December 31, 2018

Olden Lane Securities LLC
(A wholly owned subsidiary of Olden Lane LLC)
TABLE OF CONTENTS

This report ** contains (check all applicable boxes):

[x] Independent Auditors' Report.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Operations.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).

[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
          under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
          Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
          Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not
          applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
          Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
          Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
          Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] A copy of the SIPC Supplemental Report.
[ ] A report describing any material inadequacies found to exist or found to have existed since
          the date of the previous audit (Supplemental Report on Internal Control).
[ ] Report of Independent Registered Public Accounting Firm regarding Rule 15c3-3 exemption report.
[ ] Management Statement Regarding Compliance with the Exemption Provisions for SEC Rule 15c3-3

**   For conditions of confidential treatment of certain portions of this filing, see section 240.17a-
      5(e)(3).

AFFIRMATION

I, Michael Macchiarola, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to Olden Lane Securities LLC at December 31, 2018, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Executive Officer
Title

Subscribed and sworn
to before me

PANKAJ M. TELI
Notary Public of New Jersey

4/14/2019

Olden Lane Securities LLC
(A wholly owned subsidiary of Olden Lane LLC)
Index
December 31, 2018

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Olden Lane Securities LLC

Opinion On The Financial Statement

We have audited the accompanying statement of financial condition of Olden Lane Securities LLC (the "Company"), as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis For Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

WithumSmith+Brown, PC

February 27, 2019

WithumSmith+Brown, PC 1411 Broadway, 9th Floor, New York, New York 10018-3496 T (212) 751 9100 F (212) 750 3262 withum.com

Olden Lane Securities LLC
(A wholly owned subsidiary of Olden Lane LLC)

Statement of Financial Condition
December 31, 2018

Assets		
Cash	$	26,203
Marketable securities owned, at fair value		44,616
Due from clearing brokers		207,837
Accounts receivable		10,000
Other assets		7,812
Total assets	$	296,468
Liabilities and Member's Equity		
Liabilities		
Accrued expenses	$	22,543
Due to Parent		9,406
Total liabilities		31,949
Member's equity		264,519
Total liabilities and member's equity	$	296,468

The accompanying notes are an integral part of this financial statement.

Olden Lane Securities LLC
(A wholly owned subsidiary of Olden Lane LLC)

Notes to Financial Statement
December 31, 2018

1.   **Organization and Business**

Olden Lane Securities LLC (the "Company"), a wholly-owned subsidiary of Olden Lane LLC (the "Parent"), is a Delaware limited liability company. The Company is a broker dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company's operations consist of retailing Unit Investment Trusts, selling corporate debt securities, acting as underwriter selling share certificates issued by credit unions to broker-dealers, and SEC Rule 15a-6 chaperoning.

2.   **Summary of Significant Accounting Policies**

Use of Estimates
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash
All cash deposits are held by one financial institution and therefore are subject to the credit risk at that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

Investment Valuation
The Company utilizes various methods to measure the fair value of most of its investments on a recurring basis. US GAAP establishes a hierarchy that prioritizes inputs to valuation methods. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. The three levels of inputs are:

Level 1:   Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2:   Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3:   Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or

unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Marketable securities are those that can be readily sold, either through a stock exchange or through a direct sales arrangement and are carried at fair value based on market quotes. Equity securities are valued at quoted market prices at the Company's fiscal year-end. Both realized and unrealized gains and/or losses are recognized in the current earnings.

Due from Clearing Broker
The Company is required to maintain a minimum clearing deposit of $50,000 with each of its clearing brokers, RBC Capital Markets, LLC and INTL FCStone Financial Inc. The amounts owed by the clearing brokers represent a concentration of credit risk.

Income Taxes
The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal, state and certain local income taxes. Accordingly, the Company has not provided for federal and state income taxes.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

New Accounting Pronouncement
In May 2014, FASB issued ASU 2016-02 – Leases. The new guidance provides that a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The Company's leases will be accounted for, both in the income statement and statement of cash flows, in a manner consistent with operating leases under existing GAAP. However, as it relates to the balance sheet, lessees will recognize lease liabilities based upon the present value of remaining lease payments and corresponding lease assets for operating leases with limited exception. The guidance became effective on January 1, 2019. The new accounting guidance is not expected to have a material impact on the Company's financial statements.

3. **Related Party Transactions**

The Company has entered into a services agreement with its Parent whereby the Parent is to provide certain personal, infrastructure and administrative support, including office space, technology, systems, equipment and other services. Shared costs are allocated based on the Expense Sharing Agreement ("ESA") between the two companies. The Company is under no obligation to pay the Parent for such services. In October of 2017, the ESA was amended such that

the Company is charged for its share of allocated costs. For the year ended December 31, 2018, these allocated costs approximated $55,000. The net payable of $9,406 as of December 31, 2018 represents such allocated costs that are outstanding as of year end. The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

4. Indemnifications and Off-Balance-Sheet Risks

The Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker-dealers. The clearing broker-dealers carry all of the accounts of the customers of the Company and are responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealers may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and that customer transactions are executed properly by the clearing broker-dealer.

The Company does not expect nonperformance by its customers or its clearing broker-dealer. In the ordinary course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. However, the Company has not had prior claims or losses pursuant to the contracts and expects the risk of loss to be remote.

5. Fair Value Measurements

The following table presents information about the Company's assets measured at fair value as of December 31, 2018.

	Level 1	Level 2	Level 3	Total
Assets (at fair value)				
Securities owned				
Equity securities	$ -	$ 44,616	$ -	$ 44,616
Total	$ -	$ 44,616	$ -	$ 44,616

There were no transfers between levels of the fair value hierarchy for assets measured at fair value during the year ended December 31, 2018.

Olden Lane Securities LLC
(A wholly owned subsidiary of Olden Lane LLC)

Notes to Financial Statement
December 31, 2018

6. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of approximately $244,000 which exceeded the required net capital by approximately $144,000.

The Company operates under the exemptive provision of Rule 15c3-3 paragraph (k)(2)(ii) under the Securities Exchange Act of 1934. The Company does not handle cash or securities on behalf of customers.

7. **Subsequent Events**

Management of the Company has evaluated events or transactions that may have occurred since December 31, 2018. Effective January 29, 2019, the Parent forgave the amount due them of $9,406 and amended the ESA so that the Company will not reimburse the Parent for any of the costs the Parent has attributed to, and paid on behalf of the Company.